UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER CUSIP NUMBER
(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
PART I REGISTRANT INFORMATION
Peregrine Systems, Inc. Full Name of Registrant
N/A Former Name if Applicable
3611 Valley Centre Drive Address of Principal Executive Office (Street and Number)
San Diego, California 92130 City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Management has not completed its assessment of the Company's internal control over financial reporting as of March 31, 2005. As a result of the fact that management has had to continue to focus its efforts on completing its assessment of our internal control over financial reporting, and the additional processes management must employ to ensure the accuracy of the Company's financial statements in light of continuing identified control deficiencies and material weaknesses in the Company's internal control over financial reporting, as previously described in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the "Fiscal 2005 Form 10-K") under Item 9A, the Company is unable to file its Form 10-Q for the quarter ended June 30, 2005 ("Form 10-Q") within the prescribed period without unreasonable effort or expense. The Company intends to file its Form 10-Q as soon as possible as more fully discussed below.

The Company filed its Fiscal 2005 Form 10-K on July 1, 2005; however, the Fiscal 2005 Form 10-K did not include management's report of its assessment of the effectiveness of the Company's internal control over financial reporting under Item 9A, or the associated report of the independent registered public accounting firm as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Rather, the Fiscal 2005 Form 10-K included a report of our independent registered public accounting firm that disclaimed an opinion on management's assessment and the effectiveness of the Company's internal control over financial reporting. As a result, the Company is not current in filing its periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934. Once management completes its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2005, and its independent registered public accounting firm has completed its associated report, the Company expects to file an amendment to the Fiscal 2005 Form 10-K as soon thereafter as possible.

As described in Item 9A of the Fiscal 2005 Form 10-K, the Company's management is in the process of evaluating the Company's internal control deficiencies at March 31, 2005. Management has concluded that five of these deficiencies represent material weaknesses, which in detail are identified in the Fiscal 2005 Form 10-K. Also, as the Company continues with its evaluation of internal control over financial reporting, additional internal control deficiencies may be identified and those control deficiencies may also represent one or more additional material weaknesses.

Management continues to devote significant time, effort and expense to performing its evaluation of internal control over financial reporting and preparing its financial statements. With the continued redirection of personnel and resources in connection with management's assessment of the effectiveness of the Company's internal control over financial reporting, the Company has been delayed in finalizing its financial statements for the Form 10-Q. The Company will be unable to complete its financial statements for the Form 10-Q until the amendment to its Fiscal 2005 Form 10-K is filed as described above.

Failure to comply fully with the Sarbanes-Oxley Act might subject the Company to sanctions by regulatory authorities, such as the Securities and Exchange Commission. Any such action could adversely affect the Company's financial results and the market price of the Company's common stock. In addition, any failure to implement new or improved controls, or difficulties encountered in their implementation, could adversely affect the Company's operating results and/or cause the Company to fail to meet its reporting obligations. Please refer to the Company's Fiscal 2005 Form 10-K for risk factors applicable to the Company.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth J. Saunders (Name)	(858) (Area Code)	481-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No
* The Fiscal 2005 Form 10-K filed on July 1, 2005 was incomplete since it did not include management's report of its assessment of the effectiveness of the Company's internal control over financial reporting under Item 9A, or the associated report of the independent registered public accounting firm as required by Section 404 of the Sarbanes-Oxley Act.
* Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Peregrine Systems, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2005	By	/s/ KENNETH J. SAUNDERS
Kenneth J. Saunders Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).